UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
      SEC FILE NUMBER       1-7636
      CUSIP NUMBER
NOTIFICATION OF LATE FILING
(Check One): X Form 10-K  Form 20-F  Form 11-K  Form 10-Q Form N-SAR
For Period Ended: December 31, 2003
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________
      Read Instruction (on back page) Before Preparing Form. Please Print or
      Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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      PART I -- REGISTRANT INFORMATION
Full Name of Registrant:    The CattleSale Company
Former Name if Applicable:  Dynacore Holdings Corporation
Address of Principal Executive Office (Street and Number):
                                  9901 IH 10 West  Suite 800
City, State and Zip Code:   San Antonio, TX  78230-2292

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(X) (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Due to delay in commencement and completion of auditor review resulting from auditor-requested financial assurances from the Company based on the Company's limited resources, additional time is needed for the completion of the Company's Form 10K for the year ended 12/31/2003. The company intends to file the above referenced Form 10K as soon as possible, but not later than 4/14/2004.


(Attach Extra Sheets if Needed)
PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      (Name)Phillip P. Krumb
      (Area Code)(210)
      (Telephone Number) 558-2898

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). (X)Yes ( )No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ( )Yes (X)No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



The CattleSale Company
(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2004      By: /s/ Phillip P. Krumb
                              Phillip P. Krumb
                              Chief Financial Officer, Vice President